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                                                                    EXHIBIT 12.2

                             PAINE WEBBER GROUP INC.
                  COMPUTATION OF RATIO OF EARNINGS TO COMBINED
                  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                            (In thousands of dollars)


                                         Six Months
                                        Ended June 30,                              Years Ended December 31,
                                                      -----------------------------------------------------------------------------
                                           2000 (1)       1999   (1)       1998   (1)      1997   (1)       1996   (1)     1995
                                        ------------  -------------     --------------- ---------------  ------------  ------------


Income before taxes                     $   486,167   $    1,002,558     $      682,763  $      644,075  $    558,999  $    102,677
                                        -----------   --------------    --------------- ---------------  ------------  ------------

Preferred stock dividends                    -               129,689 (2)         35,433          44,186        43,712        36,260
                                        -----------   --------------    --------------- ---------------  ------------  ------------

Fixed charges:

  Interest                                1,729,392        2,564,822          2,876,712       2,573,582     1,971,788     1,969,811

  Interest factor in rents                   32,351           61,322             56,139          53,665        54,537        59,491
                                        -----------   ---------------   --------------- ---------------  ------------  ------------

  Total fixed charges                     1,761,743        2,626,144          2,932,851       2,627,247     2,026,325     2,029,302
                                        -----------   ---------------   --------------- ---------------  ------------  ------------

Total fixed charges and preferred
  stock dividends                         1,761,743        2,755,833          2,968,284       2,671,433     2,070,037     2,065,562
                                        -----------   ---------------   --------------- ---------------  ------------  -------------

Income before taxes and fixed charges   $ 2,247,910   $    3,628,702     $    3,615,614  $    3,271,322  $  2,585,324  $  2,131,979
                                        ===========   ===============   =============== ===============  ============  =============

Ratio of earnings to fixed charges
  and preferred stock dividends                 1.3              1.3                1.2             1.2           1.2           1.0
                                        ===========   ===============   =============== ===============  ============  =============




For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends (tax effected), "earnings" consist of income before taxes and fixed charges. "Fixed charges" consist principally of interest expense incurred on securities sold under agreements to repurchase, short-term borrowings, long-term borrowings, preferred trust securities and that portion of rental expense estimated to be representative of the interest factor.

(1) Income before taxes includes minority interest in wholly owned subsidiary trusts.
(2) Amount includes a charge to equity of $59,883 resulting from the redemption of preferred stock on December 16, 1999.